SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-30758

(Check One):
☐ Form 10-K	☐ Form 11-K
☐ Form 20-F	☒ Form 10-Q	☐ Form N-SAR

For Period Ended: September 30, 2003

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________________________________________

PART I
REGISTRANT INFORMATION

Full name of registrant	Nortel Networks Limited

Former name if applicable

Address of principal executive office (Street and number)	8200 Dixie Road, Suite 100

City, state and zip code	Brampton, Ontario, Canada L6T 5P6

PART II
RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

On October 23, 2003, Nortel Networks Corporation (“NNC”) announced its intention to restate its financial results and the financial results of Nortel Networks Limited (the “Company”) for the years ended December 31, 2000, 2001 and 2002 and the quarterly periods ended March 31 and June 30, 2003 as a result of its previously announced comprehensive asset and liability review and other related reviews. NNC owns all of the Company’s common shares and the Company is NNC’s principal direct operating subsidiary.

The Company is continuing its efforts to finish the complex task of completing the restatement. As a result of the restatement, the Company has not completed its preparation of the financial information to be included in the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2003 (the “Third Quarter Form 10-Q”). Accordingly, the Company is unable to file its Third Quarter Form 10-Q within the prescribed time period. NNC announced on November 13, 2003 that it and the Company planned to avail themselves of the five-day extension provided for under Rule 12b-25 under the Securities Exchange Act of 1934, as amended, for filing the Third Quarter Form 10-Q. The Company expects to file the Third Quarter Form 10-Q no later than November 19, 2003.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Blair F. Morrison, Assistant Secretary	(905)	863-1190

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     On October 23, 2003, NNC announced its intent to restate its financial results and the financial results of the Company for the years ended December 31, 2000, 2001 and 2002 and the quarterly periods ended March 31 and June 30, 2003 as a result of its previously announced comprehensive asset and liability review and other related reviews. The Company is continuing its efforts to finish the complex task of completing the restatement. As a result of the restatement, the Company has not completed its preparation of the financial information to be included in the Third Quarter Form 10-Q.

     NNC also previously announced that the impact of the restatement on the Company’s year to date results would be included in the Third Quarter Form 10-Q, which Third Quarter Form 10-Q will also quantify the impact of the restatement on the corresponding periods of 2002. Accordingly, restated results for the nine-month period ended September 30, 2003 have yet to be finalized, and the Company is not currently in a position to quantify the changes in results of operations for the 2003 period from the corresponding period in 2002.

Nortel Networks Limited
(Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 13, 2003	By:	/s/ Douglas C. Beatty
Name: Douglas C. Beatty Title: Chief Financial Officer

/s/ Nicholas J. DeRoma
Name: Nicholas J. DeRoma Title: Chief Legal Officer

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